

A Better Future for ASA Gold and Precious Metals Limited (NYSE: ASA)

Why Shareholders Should Support Proposals to Expand the Board and Elect an Independent Governance Expert

May 2025

Disclaimer

The materials in this presentation (the "Presentation") are for informational purposes only, are not complete and do not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). The Presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in the Presentation represent the opinions of Saba and are based on publicly available information with respect to ASA. Saba recognizes that there may be confidential information in the possession of ASA that could lead ASA to disagree with Saba's conclusions. Certain financial information and data used in the Presentation have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third-party reports. Saba has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Presentation. Saba does not endorse third-party estimates or research, which are used in the Presentation solely for illustrative purposes. No representation or warranty, express or implied, is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency from any third party, are accurate. Past performance is not an indication of future results. Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any statement by any third party or in any SEC or other regulatory filing or third-party report. Unless otherwise indicated, the figures presented in the Presentation may not have been calculated using generally accepted accounting principles ("GAAP") and may not have been audited by independent accountants. Such figures may vary from GAAP in material respects and there can be no assurance that the unrealized values reflected in the Presentation will be realized. There is no assurance or guarantee with respect to the prices at which any securities of ASA will trade, and such securities may not trade at prices that may be implied in the Presentation. The estimates, projections, pro forma information and potential impact of the opportunities identified by Saba in the Presentation are based on assumptions that Saba believes to be reasonable as of the date hereof, but there can be no assurance or guarantee that actual results or the performance of ASA will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of an security. Saba reserves the right to change any of its opinions expressed in the Presentation at any time as it deems appropriate. Saba disclaims any obligation to update the data, information or opinions contained in the Presentation.

Synopsis: Why We Called This Special Meeting

At last year's Annual Meeting of Shareholders, ASA investors voted to elect two new directors and reelect two legacy directors to the four-member Board of Directors (the "Board"), **resulting in a deadlock that has hindered decision-making on several important matters.**

Just before the election, the legacy directors formed a **shadow Board** that effectively nullified shareholders' decision, plunging the Fund into disarray.

We are seeking to **end the deadlock by expanding ASA's Board from four to five members** and **electing one new, highly qualified director who is completely independent of both Saba and ASA.**

This is an extremely time-sensitive situation: ASA's administrator has tendered its resignation. Without an administrator to handle key tasks related to daily NAV, dividends, etc. beginning August 1st, the Fund will be unable to function properly and become susceptible to even more shareholder lawsuits.

The nominee, **Maryann Bruce**, is an **experienced public company and mutual fund director** who will advocate for shareholders' interests and good governance, and help the Board **move ASA forward.**

The urgent need for change is clear: the addition of a new, independent director who has expertise in risk and governance is essential to break the current deadlock in ASA's boardroom and to prioritize the interest of shareholders.

How We Got Here: ASA Has a History of Ignoring the Will of Shareholders

In the lead-up to the 2024 Annual Meeting, ASA's Board took steps to disenfranchise shareholders and entrench leadership.

Saba amends 13D stating our intent to nominate five candidates to the five-member Board.

Oct. 21, 2023

ASA adopts first poison pill with a 15% trigger and the longest possible duration (120 days).

Dec. 31, 2023 🚩

ISS recommends shareholders support two Saba nominees and two sitting ASA directors.

Apr. 12, 2024

On the day of the 2024 Annual Meeting, ASA's Board forms two committees (Rights Plan Committee & Litigation Committee) that have exceptional power and are composed of only Mary Joan Hoene and William Donovan.

April 26, 2024 🚩

Anthony Artabane resigns from the Board for personal reasons; ASA reduces the size of the Board to four members instead of replacing him.

Dec. 29, 2023 🚩

Saba files complaint in federal court in NY against ASA seeking recission of the pill.

Jan. 31, 2024

At ASA's Annual Meeting, shareholders elect two Saba nominees along with Ms. Hoene and Mr. Donovan, but the results are not finalized until May 1st.

April 26, 2024

ASA's Board readopts the poison pill.

April 29, 2024 🚩

Source: Saba and ASA filings.



How We Got Here: The Legacy Directors Have Blocked Progress

Since last year, the legacy directors have refused to work cooperatively and excluded the new directors from fundamental Board matters – contradicting the will of the shareholders who elected them.

Saba amends 13D disclosing the nomination of four candidates for the 2025 Annual Meeting.

Sep. 23, 2024

ASA's fiscal year 2024 ends, reporting an 84% annual increase in expenses, which includes approximately $2.6 million in "extraordinary expenses."

Nov. 30, 2024 🚩

ASA's Rights Plan Committee readopts the pill in substantively identical form.

Mar. 31, 2025 🚩

More than a year passes since ASA held its 2024 Annual Meeting.

Apr. 26, 2025 🚩

The legacy directors bring Skadden Arps (the shadow Board's then-legal counsel) to a meeting of the full Board.

Aug. 22, 2024 🚩

ASA files correspondence between the new and legacy directors' respective counsel that illustrates the Fund's governance issues, including the isolation of the new directors.

Nov. 8, 2024 🚩

The court rules that ASA's December 2023 poison pill, as repeatedly extended, violates the Investment Company Act of 1940 and rescinds it.

Mar. 28, 2025 🚩

Saba requisitions a Special Meeting and proposes the addition of a fifth director to eliminate the Board's deadlock.

April 7, 2025

**The consequences of the deadlocked Board are clear:
Today, ASA has a shadow Board that is incapable of acting in the best interests of shareholders.**

Source: Saba and ASA filings.



Ahead of the 2024 Annual Meeting, ASA's Board Chose Not to Replace its Fifth Director

 When Anthony Artabane resigned from the Board in December 2023, **the Board chose not to replace him, thereby reducing its size to four members and hindering its ability to make effective decisions.**

 Saba had already disclosed its nomination of director candidates, so **ASA knew there was a chance that it could end up with a split four-member Board** of two Saba nominees and two legacy directors.

 **We believe ASA's legacy directors deliberately attempted to retain "dead hand control"** by forming two-person committees composed solely of the legacy directors **in anticipation of the possibility that they'd lose majority control of the Board following the 2024 Annual Meeting – which is precisely what transpired.**

> **We believe the legacy directors are responsible for the Board deadlock, which could have been avoided if they had filled Mr. Artabane's seat upon his retirement five months before the 2024 Annual Meeting.**

Source: ASA filings.

ASA Adopted a Poison Pill, Making it a Leader in CEF Shareholder Disenfranchisement

In 2023, the Board adopted an unlawful shareholder rights plan to prevent Saba from increasing our investment in ASA – demonstrating its misaligned priorities.



ASA Gold and Precious Metals Fund Adopts Limited-Duration Shareholder Rights Plan

Responds to Significant Share Accumulation by Saba Capital

Designed to Prevent Creeping Control and Protect Long-Term Value for All Shareholders

The Rights Plan is intended to prevent Saba's unilateral attempt to obtain creeping control of the Company, which the Board believes would undermine ASA's strategic focus on long-term capital appreciation in the global gold mining industry. The Rights Plan is designed to enable ASA's shareholders to realize the long-term value of their investment, provide an opportunity for all shareholders to receive fair and equal treatment in the event of any proposed takeover of ASA and guard against tactics to gain control of ASA without paying all shareholders, what the Board considers to be an appropriate premium for that control. The Rights Plan is not intended to deter offers or preclude the Board from taking action that it believes is in the best interest of the Company and its shareholders.

ISS

" In adopting the poison pill, the board positioned itself on the leading edge of disenfranchising shareholders… "

" These unjustified defensive maneuvers provide further evidence of a disconnect between the board and shareholders. "

Source: ASA press release. Institutional Shareholder Services report dated 4/12/2024. Permission to quote ISS was neither sought nor obtained.

The Legacy Directors Were Deceptive in Their Rationale for Adopting a Poison Pill

Despite purporting that the poison pill is in place to <u>secure a takeover premium</u> for shareholders, their actions appear to indicate that the legacy directors were focused on preserving their Board positions and intend to use the poison pill to ensure Merk receives a payout in the event it is replaced as the Fund's manager.

- Chair Mary Joan Hoene has teamed up with Sprott Asset Management ("Sprott"), according to an April 9, 2025 Schedule 13D.

- **Our understanding of Board discussions is that the legacy directors intend to make Sprott the new manager of ASA without undergoing a thorough RFP process.**

- **The Board received two proposals for new investment managers to replace Merk, which were negotiated by Merk employees – both proposals included payments to Merk and Merk's employees in exchange for its management agreement not being renewed.**

- ASA's poison pill seeks to enable Sprott to pay Merk to become the advisor and to hire Merk's employees.



> "*[T]he board's action raises questions as to whether it is prioritizing board entrenchment over the best interests of shareholders.*"

> "*No such [tender] offer exists here, and without that direct threat, <u>an inference of entrenchment is more plausible</u>, particularly given that after April 26, 2024, ASA's subsequent Rights Plans have only been adopted by the Rights Plan Committee, which excludes the Saba appointed directors.*"

U.S. District Court for the Southern District of New York
March 28, 2025

Source: Public filings. Institutional Shareholder Services report dated 4/12/2024. Permission to quote ISS was neither sought nor obtained. Court ruling dated 3/28/2025.

The Poison Pill Prevented Us from Buying – but Enabled Insiders to Purchase More Shares

The legacy directors also paused the Fund's share purchase program, which enabled Mr. Merk and other insiders to purchase shares and facilitate their plan with Sprott.



Source: Bloomberg.

The Legacy Directors' Poison Pill Was Rejected by Shareholders

At the 2024 Annual Meeting, shareholders voted against increasing the Fund's authorized share capital – which ASA's Board had proposed in order to strengthen its poison pill.

Increase to ASA's Authorized Share Capital					
% For	Against %	For	Against	Total	Abstain
47.08%	**52.92%**	5,859,004	6,585,339	12,444,343	168,560

" *While the Board has not made any definitive determinations regarding whether to adopt a new shareholder rights plan when the existing shareholder rights plan expires on April 29, 2024, the Board believes that approving the Authorized Share Capital Increase would give the Company the necessary flexibility to address takeover attempts that the Board believes would not be in the best interests of all shareholders, including any attempts by a potential acquiror to obtain creeping control without paying all shareholders what the Board considers to be an appropriate premium for that control. The Authorized Share Capital Increase would also enable the Company to issue common shares in connection with a potential future capital raise or rights offering if required or desirable to meet the Company's capital needs.* "

ASA's rationale for the proposal in its 2024 proxy statement

Source: ASA filings.

The Price of Bad Governance: ASA's Poison Pill Is Hurting the Fund

Upon the issuance of the court's March 28th ruling invalidating the poison pill, ASA's share price rallied all the way back to near NAV. After ASA's shadow Board readopted the poison pill on March 31st, ASA's share price reverted to a -12% discount to NAV.

ASA's Shares Fell After the Legacy Directors Readopted the Poison Pill – Which Was Ruled Unlawful by a Federal Court



IV.   **Trading in ASA Shares Spikes Following March 28, 2025 Opinion**

The Court's Opinion was issued via ECF posting at approximately 12:33 p.m. Eastern on March 28, 2025, with the Judgment issued at approximately 4:33 p.m. Eastern the same day. Declaration of Robert A. Skinner, Exs. A–B. Between approximately 2:47 p.m. and 4:00 p.m. Eastern (the market close) on March 28 there was an abnormally large spike in trading volume in ASA's shares. Declaration of Axel Merk ("Merk Decl.") ¶ 5. Prior to this time that day, approximately 25,000 shares had traded, while in the final 73 minutes of the trading day approximately 145,000 shares changed hands—resulting in daily trading volume of approximately four times the stock's recent average daily trading volume in the mid-40,000s range. Merk Decl. ¶¶ 5–6. This systematic buying effort pushed the stock's price up and reduced its trading discount to its lowest level in over eight years. *Id.* ¶ 6. Saba has not yet disclosed to the market what portion of these trades reflect purchases by Saba to increase its ownership percentage in ASA, despite the statutory requirement that it file an amended Schedule 13D with the SEC within two

- The legacy directors and Axel Merk could not accept the reality that other shareholders reacted positively to the court ruling.

- To them, the only "plausible conclusion" for the market reaction was Saba's "systemic buying" – and they falsely asserted that Saba did not make its required 13D filings to disclose its purchases.

Source: Court filings, Bloomberg.

Shareholders Agreed That the Prior Board's Actions Were Unacceptable

In 2024, a leading proxy advisory firm recommended shareholders support two of Saba's nominees, Ketu Desai and Paul Kazarian, both of whom shareholders elected at last year's Annual Meeting.

ISS ▷

> " *Since the dissident launched this campaign, the board has taken multiple deliberate steps to disenfranchise shareholders, and deprioritized key matters.* "

> " *The board has demonstrated a concerning level of comfort with disenfranchising shareholders, which in and of itself amounts to compelling evidence that change is needed.* "

> " *…ASA has stated that it does not have a duty to manage the discount. It is unclear what ASA hopes to accomplish by adopting this position…* "

> " *[Electing] Desai, in addition to Kazarian, would help achieve needed board independence, and Desai's asset management experience and service on other CEF boards further strengthen his candidacy.* "

Result of 2024 Annual Meeting
(Support as a Percentage of Shares Outstanding)









Ketu Desai	Paul Kazarian	William Donovan	Mary Joan Hoene
Saba Nominee	*Saba Nominee*	*Legacy Director*	*Legacy Director*
46.5% Support	36.1% Support	29.5% Support	29.5% Support

Source: Institutional Shareholder Services report dated 4/12/2024. Permission to quote ISS was neither sought nor obtained. ASA filings.

The Legacy Directors' Actions Ahead of the 2024 Annual Meeting Raised Governance Concerns

On the day of the 2024 Annual Meeting, the legacy directors took steps that appear intended to preserve their influence over the Board, anticipating the likelihood of losing majority control.

 **Shortly before the commencement of the 2024 Annual Meeting, the legacy Board adopted resolutions establishing two new committees – the Litigation Committee and the Rights Plan Committee – composed solely of Ms. Hoene and Mr. Donovan.**

 If these committees were essential to the Fund's governance, they could have been formed months earlier, such as at the time the poison pill was adopted or when Saba filed its lawsuit.

 Instead, the legacy Board formed the committees after it became apparent that Messrs. Kazarian and Desai would almost certainly be elected as directors imminently.

 The establishment of these committees entrenched the decisions of the legacy Board by conferring exclusive power for the legacy directors – Ms. Hoene and Mr. Donovan – and preventing the new directors from carrying out their fiduciary duties under Bermuda law.

 The legacy Board's claims that the new directors are conflicted cannot be used to justify the formation of the committees because Ms. Hoene and Mr. Donovan are themselves conflicted as they are defendants in the Saba litigation, and, under Bermuda law, a disclosed conflict does not preclude a director from participating in board deliberations.

Source: ASA filings.

The Legacy Directors' Establishment of a Shadow Board Bypasses Shareholder Democracy

The legacy Board appears to have manipulated ASA's governance processes to consolidate its control by forming committees that effectively prevent the newly elected directors from having a say in Fund matters.

Litigation Committee

Rights Plan Committee





William Donovan
Legacy Director

Mary Joan Hoene
Legacy Director

- It's unprecedented for any company to establish shadow committees that bypass the Board.

- These committees have taken actions concerning ASA's poison pill and have sought to assert authority over matters related to the 2025 Annual Meeting – which a Bermuda court has put a temporary end to.

Rest of the Board





Ketu Desai
New Director

Paul Kazarian
New Director

- The preexisting Nominating, Audit and Ethics Committee of the Board – which comprises the legacy directors and Mr. Desai – has been unable to resume its proper functioning, including the review and evaluation of all candidates for election as directors received by ASA and the ability to make recommendations to the Board concerning the election of directors for the 2025 Annual Meeting.

- Even the Nominating, Audit and Ethics Committee was designed by the legacy directors to maintain control by excluding one of the new directors (Mr. Kazarian) and enabling the legacy directors to have a 2:1 majority on the committee.

Source: ASA filings.

The New Committees Unilaterally Act on Behalf of the Entire Fund Without the Full Board's Approval

The legacy Board appears to have manipulated ASA's governance processes to consolidate its control by forming committees that effectively exclude the newly elected directors from participating in Board deliberations – and in certain cases, intentionally conceal the shadow committees' actions from the rest of the Board.



William Donovan
Legacy Director



Mary Joan Hoene
Legacy Director



Readopt Additional Poison Pils



Issue Press Releases on Behalf of ASA



Send Solicitation Material to Shareholders Using the Fund's Name



File a Proxy Statement on Behalf of ASA

All of these actions would require the approval of the full Board, but the legacy directors have ignored good governance and pursued what appear to be their own interests.

Source: ASA filings.

The Legacy Board's Actions Have Contributed to a Significant Rise in Fund Expenses

ASA reported an 84% increase in total expenses from FY 2023 to FY 2024, including $2.6 million in newly categorized "extraordinary expenses" – driven by the Fund's poison pill readoptions.



ASA's Total Expenses: FY 2023 vs. FY 2024

"Extraordinary expenses" are related to the adoption of poison pills, ASA's legal defense and additional legal counsel fees.

$3,549,899 — January 1, 2023

$6,515,281 / $2,586,136 — January 1, 2024

The full financial impact on shareholders remains unclear.

Source: ASA financial statements.

The Legacy Board's Actions Have Contributed to a Significant Rise in Fund Expenses (Cont.)

Legacy Directors

- Illegally adopted a poison pill four times

- Formed a shadow Board

- Hired Skadden Arps as legal counsel and brought Skadden to committee meeting

- Readopted the poison pill

- Contacted shareholders on behalf of ASA

- Filed a proxy statement to solicit shareholder support using the Fund's capital and name

- Subjected shareholders to irreversible future liability

New Directors

- Sought legal counsel only after attorneys from Skadden representing the legacy directors were brought to a Board meeting and threatened unilateral action from committees if the new directors didn't accept their terms

Source: ASA filings.

The Shadow Board Readopted ASA's Poison Pill After a Federal Judge Ruled it Illegal

ASA's legacy directors have reaffirmed their commitment to the poison pill – despite its readoption being ruled unlawful by a federal court – demonstrating that their focus is on preserving their Board positions rather than prioritizing shareholder interests.

U.S. District Court for the Southern District of New York *March 28, 2025*	*ASA's Rights Plan Committee* *March 31, 2025*	*U.S. District Court for the Southern District of New York* *April 15, 2025*

" *ASA's continued adoption of a rights plan designed to prevent Saba for enhancing its ownership interest violates the ICA's 120-day limitation.* "

ASA Gold and Precious Metals Fund Adopts Limited-Duration Shareholder Rights Plan

" *To be sure, one could reasonably argue that the same logic supports the separate conclusion that successive rights plans – each adopted close in time and nearly identical in form, after the prior one expired – also violate the ICA.* "

- On March 28, 2025, a federal court ruled that ASA's poison pill violated the Investment Company Act of 1940 and found that ASA and its legacy directors' desire for entrenchment was a plausible motivation for their actions.

- As a result, the court rescinded ASA's poison pill.

- On March 31, 2025, the next business day, ASA issued an extension of the poison pill in conflict with the court's decision.

- Notably, ASA has never submitted the poison pill to a shareholder vote.

- After ASA readopted the pill, the court suggested that the readoption was likely also illegal.

Source: Court filings, ASA press release.

We Believe the Legacy Directors Misused Fund Resources to Further Their Own Interests

The Supreme Court of Bermuda granted an order on May 9, 2025 to prevent Ms. Hoene and Mr. Donovan from continuing to use ASA's resources to interfere with the June 13th Special Meeting.

- In response to Mr. Kazarian's legal claim, the Supreme Court of Bermuda issued a broad and comprehensive interim injunction order on May 8, 2025, which prohibits ASA, Ms. Hoene and Mr. Donovan from interfering with the upcoming Special Meeting and the Annual Meeting, noting that the failure to comply with the interim injunction order could result in them being found in contempt of court.

- In its ruling, the Bermuda Court held that Mr. Kazarian's claims that the Board improperly used Company resources and unlawfully acted unilaterally through two committee are "seriously arguable on the merits" and have "a realistic prospect of success."

- The Bermuda Court's interim injunction order also prohibits Ms. Hoene and Mr. Donovan from "[p]urporting to act on behalf of the Company" with respect to any general meeting of ASA, unless they are authorized to do so by the full Board. These actions include, among other things, corresponding or otherwise contacting ASA shareholders and proposing their own slate of director candidates for election by ASA shareholders.

- In addition, the interim injunction order requires that ASA, Ms. Hoene and Mr. Donovan take the following actions:

  o **Withdraw or otherwise cancel any filings made with the U.S. Securities and Exchange Commission on behalf of ASA**, their Board committee or in their capacity as directors, after notice of Mr. Kazarian's legal claim was received on April 30, 2025, unless authorized by the full Board.

  o **Withdraw or otherwise cancel any documents or instructions provided to the Company's clearinghouse (Broadridge Financial Solutions, Inc.)** on behalf of ASA, their Board committee or in their capacity as directors, after notice of Mr. Kazarian's legal claim was received on April 30, 2025, unless authorized by the full Board.

- The interim injunction will remain in place until the Bermuda Court decides on the next steps at a future court hearing scheduled for May 21-22, 2025.

Source: Court filings.

The Legacy Directors and Axel Merk Appear to View Securities Laws as "Technicalities"

Illegal Solicitations by Mary Joan Hoene, William Donovan and Axel Merk

x Axel Merk has been conducting an illegal shareholder solicitation in connection with the Special Meeting.

x Despite launching a website to solicit shareholders, he has failed to abide by the basic proxy rules governing his solicitation, including Rules 14a-1 though 14a-15.
  x He has failed to file a proxy statement with the SEC, which he was and is required to do.
  x He has failed to provide shareholders with the disclosures required to run the solicitation that he is running.
  x He is operating unchecked, without disclosing his various self-interests in the Special Meeting and on related matters, as he is required to do.

x Mr. Merk attempted to file screenshots of his website and X account with the SEC as an "exempt" solicitation, despite not being eligible for an exemption under the relevant 14A rules.

x Similarly, Ms. Hoene and Mr. Donovan have been running an illegal solicitation of their own, unlawfully mailing consent cards to shareholders seeking to garner shareholder support to requisition their own Special Meeting.
  x Ms. Hoene and Mr. Donovan's consent solicitation required them to file a proxy statement in connection therewith, which they failed to do.
  x They have been openly flouting Rules 14a-1 though 14a-15, which required them to, among many other things, file a consent/proxy statement and consent/proxy card with the SEC. They failed to do so.

x **The above are just the latest steps in a pattern of actions taken by Ms. Hoene, Mr. Donovan and Mr. Merk aimed at misleading shareholders and engaging in unlawful activity – while spending shareholder money to do so.**



Mr. Merk has since taken down his website

Source: Public materials from Mr. Merk and the legacy directors.

ISS Recognized the Legacy Directors' Lack of Proper Disclosure to Shareholders

- On May 8, 2025, a leading independent proxy advisor recommended that shareholders vote against a proposal from the legacy directors to approve a plan of requisition.
- Ms. Hoene and Mr. Donovan had falsely indicated that the Board's recommendation was to vote for the proposal when no vote of the full Board had occurred.
- ISS's analysis noted that Ms. Hoene and Mr. Donovan's solicitation materials do "not appear to be filed or otherwise publicly disseminated" and that "sufficient information to allow shareholders to make an informed decision on its proposal" was not provided by Ms. Hoene and Mr. Donovan.


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Source: Institutional Shareholder Services report dated 5/8/2025. Permission to quote ISS was neither sought nor obtained. Screenshot of ProxyEdge.

ASA Faces Governance and Compliance Risks as it Approaches a Key Administrator Vacancy

- **Apex Corporate Services Ltd. resigned as the Fund's administrator effective August 1, 2025.**

  - Apex resigned because of the difficulties posed by having to constantly evaluate the legality of the shadow committees issuing it directives that didn't receive Board approval and keeping its actions from the rest of the Board. No administrator should be put in a position where it needs to facilitate illegal maneuvers by a shadow board and face liability for it.

  - The administrator has also sought indemnity for the actions it took at the direction of the shadow Board.

- The administrator plays a critical role in ensuring ASA's compliance with legal and regulatory requirements, overseeing regulatory filings and implementing key governance measures, such as the poison pill.

- There are approximately 80 days remaining before the role becomes vacant.

- **Without an administrator in place, essential functions such as calculating the Fund's daily NAV and processing dividends would be jeopardized.**

- It is unclear who would be willing to step into this position under the current circumstances, particularly with Board decision-making perceived to be under the control of a two-member committee rather than a fully functioning five-member Board.

- We believe that only a reconstituted, balanced Board – where all five directors are fully empowered and vote as a Board – will be able to attract a qualified administrator.

- **Failure to resolve this issue promptly may lead to operational disruption, loss of compliance standing and potential exposure to additional shareholder litigation.**

> **The impending administrator vacancy poses a significant risk to the Fund's ability to fulfill its statutory and regulatory obligations.**

Source: Court filings.

Today, More Change Is Needed: The Board Cannot Remain Splintered

The current four-member Board remains at an impasse, with the legacy directors' actions contributing to governance gridlock that has delayed critical decisions, escalated expenses, and undermined shareholder value and the effective management of the Fund.



"Shadow Board" Making Decisions on Shareholders' Dime



Repeated Readoption of Onerous Poison Pill



Refusal to Even Playing Field for Annual Meeting



Refusal to Reach Consensus on Manager Review



Lack of Compliance Oversight



Waste of Corporate Resources

Source: ASA, court filings.

Maryann Bruce Will Break the Deadlock and Bring Much-Needed Accountability to ASA's Board

Ms. Bruce is completely independent of Saba and ASA and is an extremely experienced public fund director with expertise in corporate governance and risk management.











Deep investment fund industry expertise

- **President, Aquila Distributors, Inc.,** an Aquila Investment Management subsidiary, overseeing the entire Aquila mutual fund family.
- **President, Evergreen Investments Services, Inc.,** a division of Wachovia (now Wells Fargo & Company) responsible for the retail and wealth management businesses, including distributing mutual funds and separately managed accounts, where I led the launch of five unique closed-end funds, raising $3.25 billion in assets under management.
- **SVP and Wholesaler, OppenheimerFunds, Inc.,** distributing the mutual fund product line, including the gold and precious minerals fund, to financial advisors in the Southeast and Midwest.
- **VP and Mutual Fund Marketing Manager, J.C. Bradford & Co.,** responsible for training the firm's 500+ financial advisors on the benefits of numerous mutual funds, including the Van Eck Gold Fund from one of the first U.S. asset managers to recognize the transformative potential of gold investing.

Substantial public company and mutual fund board experience.

- **Amalgamated Bank (NASDAQ: AMAL),** Chair of the Enterprise Risk Oversight Committee; member of the Executive, Corporate Social Responsibility, Audit and Credit Policy Committees.
- **Pop Venture Fund (a newly registered closed-end interval fund),** Board Chair and member of the Audit and Nominating and Governance Committees.
- **NextPoint Financial Inc (TSX: NPF.U),** Former Chair of the Corporate Governance and Nominating Committee; former member of the Executive, Audit and Compensation Committees.
- **PNC Funds and Allianz Global Investors Fund Management, LLC,** former member of the Audit & Compliance and Nominating and Governance Committees.

Maryann Bruce Will Break the Deadlock and Bring Much-Needed Accountability to ASA's Board (Cont.)

Ms. Bruce is completely independent of Saba and ASA and is an extremely experienced public fund director with expertise in corporate governance and risk management.

Ms. Bruce's Independent Views on ASA & How She Can Help



" *My candidacy is driven by a desire to leverage my subject matter expertise and help restore effective governance at ASA.* "

" *I view my potential role as a fifth director as simple: to help ensure the Board makes sound decisions and, specifically, that the Fund moves forward with holding an annual meeting.* "

" *If elected, I am committed to working constructively with all current directors and acting as a neutral facilitator.* "

The Goal of Electing Ms. Bruce Is Not to Make Radical Changes to Your Investment

Ms. Bruce has publicly stated that she:

- Will <u>not</u> support any changes to ASA's investment strategy without shareholder approval as required by law.

- Will respect the decision of shareholders, including if they wish for ASA to remain a gold-focused fund managed by Merk.

Ms. Bruce's Commitments to Shareholders

✓ Ms. Bruce is committed to serving until ASA's 2025 Annual Meeting to provide the function of transitioning the Fund to its Annual Meeting.

✓ She will not seek to terminate Merk or change the Fund's investment strategy during the period between the Special Meeting and Annual Meeting.

✓ Regarding issues of governance, she firmly believes that decisions should be made only by the full Board.

✓ Ms. Bruce will only consider changes related to ASA's investment manager and strategy if she is reelected at the 2025 Annual Meeting on a platform of advocating for strategic change – at which point a specific transition plan would need to be presented – and after conducting a full and thorough review of Merk.

  ✓ If shareholders again elect a combination of legacy and new directors, indicating divergent shareholder views, then Ms. Bruce will not advocate for changes to ASA's investment advisor or mandate.

  ✓ Ms. Bruce believes a change of this magnitude should be implemented only with clear approval from shareholders and after she has the opportunity to conduct a comprehensive review.

A Five-Member Board Can Move ASA Forward for the Benefit of All Shareholders

Ms. Bruce will work constructively with all current directors and act as a neutral facilitator. With no ties to either faction, she will bring an impartial voice to the Board, focused on bridging differences and ensuring that the Board follows good governance practices.

 **Break the Board deadlock with an independent, unbiased perspective.**

 **Ensure the prompt scheduling of an annual meeting to give shareholders an opportunity to vote on the future of the Fund.**

 **Improve Board efficiency and reduce unnecessary expenses.**

 **Uphold shareholder rights and adhere strictly to best governance practices.**

A Path Forward: Shareholders Deserve a Say on ASA's Future

The June 13th Special Meeting presents shareholders with an opportunity to set ASA on a path toward holding an annual meeting – where they can directly influence the Fund's strategic direction.

June 13th
Special Meeting:

Chance to Break the Board Deadlock

Annual Meeting
in H2 2025:

Shareholders Can Vote on New Board

Outcome:

A New Board Can Work Together in the Best Interests of Shareholders

- Our proposals are designed to ensure that an annual meeting takes place, restoring shareholder rights and enabling a fair, transparent election process.

- In our view, the most equitable scenario would be one where there is no "company" slate – only shareholder-nominated director candidates.

Correcting the Record

The Following Slides Correct False and Misleading Statements Made by ASA's Legacy Directors and Mr. Merk, and Demonstrate That the Legacy Directors Have No Credibility With Shareholders



Rebuttal: Saba Cannot and Will Not Make Unilateral Changes to the Fund

- Axel Merk, who is aligned with Ms. Hoene and Mr. Donovan in a 13D filing group, has inaccurately asserted that Saba will alter the Fund's investment strategy and management.
  - Under ASA's governing structure, any change in the investment manager requires the approval of at least two-thirds of shareholders through a formal vote.
  - Likewise, modifications to ASA's investment policy can only occur with the support of a majority of shareholders.
- The upcoming Special Meeting on June 13th has no bearing on the Fund's strategy or management.



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Giving Shareholders a Real Choice at ASA

These misleading statements reflect either a deliberate attempt to misinform and alarm ASA shareholders or a troubling misunderstanding of how the Fund is governed.

Source: Merk's website. ASA filings.

Rebuttal: The Legacy Directors Were the Ones Who Prevented an Annual Meeting in 2025

x ASA's legacy directors and Merk are blaming Messrs. Desai and Kazarian for supposedly preventing an annual meeting from occurring.

x In reality, Mr. Kazarian proposed a balanced slate to the legacy directors that would include the ASA legacy directors' picks as well as Messrs. Desai and Kazarian.

x The legacy directors refused to accept any Board slate that included Messrs. Desai and Kazarian – despite the fact that both were elected by shareholders and should be afforded the same status as the legacy directors.

x The legacy directors even voted against setting a date for this Special Meeting.



What the Legacy Directors Proposed: They Would Unilaterally Choose ASA's Slate While Messrs. Kazarian and Desai Would Have to Run on a Dissident Slate

ASA Slate

| Jay Baris | J. Dan Denbow | William Donovan* | Douglas Groh |

Dissident Slate

| Ketu Desai* | Karen Caldwell | Paul Kazarian* | Neil Neilinger |

*Current ASA director

What Mr. Kazarian Proposed: A Balanced ASA Slate with the Possibility of an Alternative Dissident Slate or Slates

Combined ASA Slate

| Ketu Desai* | William Donovan* | Individual Selected by Ms. Hoene | Paul Kazarian* |

Dissident Slate(s)

Alternative candidates presented by shareholders

Source: ASA, court filings.

Rebuttal: Mr. Kazarian Did Provide ASA With Potential New Board Nominees

- ASA's Litigation Committee inaccurately claimed in its proxy statement that Mr. Kazarian "declined to name any potential nominees within the formal Board process."

- This is false. As evidenced by the screenshot shown on the right, **Mr. Kazarian did provide the full Board with potential nominees.**





RE: ASA Gold - Nominating Committee Considerations

PK Paul Kazarian
To Mary Joan Hoene
Cc Zac Tackett; William Donovan; Ketu Desai

Reply | Reply All | Forward

Tue 11/26/2024 1:57 PM

JEFF LAZAR RESUME AS OF NOV 2024.pdf 139 KB

As requested by Zac, I am also attaching the resumes of two additional candidates for consideration, Jeff Lazar and Michael Joseph. These individuals have no relationship to Saba or Saba-managed funds. And each of these candidates has extensive fund experience and I believe would be excellent additions to the Board.

Finally, as I had mentioned at our Board meeting last week, I strongly believe that the Board should be prioritizing director candidates who demonstrate a deep commitment to proper corporate governance and I do not intend to support any director candidates who cannot commit to general best practices for corporate governance. To aid in identifying these candidates and as there seemed to be some difference of opinion on what "best practices" for corporate governance would be, below I have prepared a brief summary of my views on proper corporate governance, as supported by Institutional Shareholder Services, the leading proxy advisory firm who cites these policies when issuing their voting recommendations. I also suspect they will be crucial to gaining approval by shareholders. If any nominee is unwilling to commit to pursuing a majority of the below principles, then I will not support their nomination.

I look forward to discussing further at our next meeting.

Best,

Paul

Source: ASA proxy statement. Email from Mr. Kazarian to ASA's Board.

Rebuttal: Ms. Bruce Is Fully Independent of All Interested Parties and Highly Qualified

Contrary to the Litigation Committee's implications, Ms. Bruce is entirely independent of both Saba and ASA. She is an accomplished director of public companies and mutual funds, with deep expertise in corporate governance and risk management.

 Saba identified Ms. Bruce through a third-party recruiter with whom it had no prior relationship.

 There was no connection between Ms. Bruce and Saba before she was approached as a potential nominee for ASA's Board in early 2025.

 Ms. Bruce is not receiving any compensation from Saba in connection with her nomination.

 Ms. Bruce brings strong credentials, including her role as a founding member of the Carolinas Chapter of the National Association of Corporate Directors – the leading organization for board governance in the U.S.

Rebuttal: Ms. Hoene's Slate Lacks Independence

The four individuals nominated by Ms. Hoene for potential election to the Board at a future meeting are not independent from her, each other or Axel Merk.

❌ **Jay Baris has had a decade-long friendship with Ms. Hoene.**

❌ **Mr. Donovan has served on the Board with Ms. Hoene for years, and together with her, has taken several actions that have disenfranchised shareholders.**

❌ **J. Dan Denbow is a long-time friend of Mr. Merk's team.**

❌ **Douglas Groh is a long-time friend of Mr. Merk's team.**

> " *The Litigation Committee does not believe that the Fund or Fund shareholders would benefit from creating and filling a new director seat <u>without a balanced election involving unimpeachably independent nominees</u>, following the standard Fund process used to vet potential director nominees.* "

The Litigation Committee's preliminary proxy statement dated 5/2/2025

We Believe ASA's Legacy Directors and Merk Should Answer These Key Questions

The legacy directors and Merk should have to answer to shareholders for their unlawful actions and misleading statements.

1   Why did the legacy directors think it was appropriate to ignore shareholders' votes and form the special committees that exclude Messrs. Desai and Kazarian from carrying out their elected duties?

2   Why did the legacy directors choose to adopt a poison pill, an action unprecedented among closed-end funds – and why did they readopt it multiple times, even after a court ruled it invalid?

3   Why are the legacy directors and Merk claiming that Saba will change the Fund's manager and mandate when either change would require a shareholder vote?

4   Why did the legacy directors refuse to include Messrs. Desai and Kazarian on ASA's Board slate for an Annual Meeting, considering both men are elected ASA directors?

5   Did the legacy directors ask prospective ASA managers if they would consider giving money to shareholders instead of to Merk?

6   Why did the legacy directors think it was appropriate to use Fund resources to pay for their unilateral and unlawful solicitations of shareholders?

Conclusion: Vote <u>FOR</u> Saba's Proposals on the `GOLD` Proxy Card

1. **Vote to increase the size of the Board from four to five members**

2. **Subject to the passing of Proposal 1, vote to appoint Maryann Bruce as a director of the Fund with immediate effect**

Appendix



About ASA: Fund Information

Key Facts


ASA
Gold and Precious Metals Limited

Shares (as of 4/30/2025)	
Ticker	ASA
Net Assets	$636.6M
NAV	$33.73
Share Price	$29.98
Discount to NAV	-11.12%

Management	
Adviser	Merk Investments LLC
Portfolio Managers	Peter Maletis James Holman
CIO	Axel Merk

Distribution	Amount
11/20/2024	$0.02
5/16/2024	$0.02
11/22/2023	$0.01
5/18/2023	$0.01

Established in **1958**, ASA Gold and Precious Metals Limited is a closed-end **precious metals and mining fund** registered with the United States Securities and Exchange Commission and **domiciled in Bermuda**.

ASA invests in the **securities of companies** engaged **in the mining, processing or exploration of gold, silver, platinum, diamonds and other precious minerals**.

Risk is managed through regional diversification at the asset level and a deep understanding of geopolitical risks. ASA employs a **long-only concentrated strategy** with low turnover.

ASA employs bottom-up fundamental analysis and relies on detailed primary research, including meetings with company executives, site visits to key operating assets and proprietary financial analysis in making its investment decisions.

Source: ASA website, ASA factsheet dated 2/28/2025.

Maryann Bruce Full Biography

Maryann Bruce has served on the Board of Directors of Amalgamated Bank (NASDAQ: AMAL) since 2018. She is currently the Chair of the Enterprise Risk Oversight Committee and also serves on the Executive, CSR, Audit, and Credit Committees. Ms. Bruce has also been the Chair of the Board of Directors of Pop Venture Fund, a registered closed-end interval fund, since 2024; and has served as President of Turnberry Advisory Group, a private consulting firm, since 2007.

Ms. Bruce previously served on the board of directors and as the Chair of Corporate Governance & Nominating Committee of NextPoint Financial, Inc. (TSX: NPF.U), a financial services organization supporting underserved consumers and small businesses, in 2023. From 2016 to 2018, she served on the board of trustees of PNC Funds, an investment manager. She also served as a member of the board of directors of MBIA, Inc. (NYSE: MBI), a holding company for financial guarantee insurance companies, overseeing Cutwater Asset Management, from 2012 to 2017; as a member of the board of directors and the Chair of the Compensation Committee of Atlanta Life Financial Group, a private financial services company, overseeing Herndon Capital Management, from 2014 to 2016; and as a member of the board of trustees of Allianz Global Investors Fund Management, LLC, an active investment manager serving retail and institutional clients worldwide, from 2010 to 2014.

Throughout her career, Ms. Bruce has been deeply involved in distributing and overseeing various mutual funds. Previously, Ms. Bruce served as the President of Aquila Distributors, Inc., a subsidiary of Aquila Investment Management, from 2008 to 2010, overseeing the entire Acquila mutual fund family. Earlier in her career, she served as President of Evergreen Investments Services, Inc., a division of Wachovia (now Wells Fargo & Company), focused on investment management and diversified financial services where she gained significant experience with funds governed by the 40 Act, leading the launch of five closed-end funds, raising $3.25 billion in AUM. Prior to this, she served as the President and CEO of Allstate Financial Distributors.

Ms. Bruce has served on the advisory board of Divershefy, a global women's organization, since 2021; the Directors Development Initiative, which connects aspiring board members with for-profit and non-profit boards, since 2024; and Empower Sports & Entertainment, which operates the Carolina Ascent United Soccer League Women's soccer franchise located in Charlotte, NC, since 2024.   She also served on the advisory board of RealBlocks, a VC-backed Fintech company, from 2020 to 2024. Ms. Bruce has served as the Chair of the board of trustees of Wrestle Like A Girl, a non-profit organization, since 2020, and previously served as the Chair of the board of directors of the C200 Foundation, a non-profit organization that brings together C-suite executives and trailblazing entrepreneurs, from 2010 to 2024. In addition, she is a founding member of the Carolinas Chapter of the National Association of Corporate Directors (NACD). Ms. Bruce has earned numerous accolades, including being named one of Directors & Board's "20 Accomplished Female Board Members in Directors to Watch" and appearing on US Banker's list of "The 25 Most Powerful Women in Banking."

Ms. Bruce graduated from Duke University with a B.A. in Economics in 1982. She earned the CERT Certificate in Cybersecurity Oversight from NACD and Carnegie Mellon University's Software Engineering Institute, demonstrating her dedication to cybersecurity governance.